MAIL STOP 3561

      March 30, 2006

James P. Wilson, Chief Executive Officer
JK Acquisition Corp.
1775 Broadway, Ste. 604
New York, NY  10019

      Re:	JK Acquisition Corp.
   Amendment No. 9 to Registration Statement on
   Form S-1
   Filed March 14, 2006
   File No. 333-125211

Dear Mr. Wilson,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the private placement units would be purchased by your officers, directors or nominees. Please revise to discuss how purchases by nominees are consistent with Section 5 of the Securities
Act of 1933.

2. Considering their investment decisions have been made, please revise your Item 404 and Part II disclosure to identify the persons who will purchase in the private placement.

3. We note the disclosure throughout your registration statement that
you would be required to convert to cash up to approximately
19.99%
of the common stock sold in this offering. Please clarify whether the company may structure or consummate a business combination in which less than 19.99% of the IPO shareholders will be able to convert for the business combination to still go forward.

Prospectus Summary, page 1

4. We note the disclosure on page five that you will proceed with a business combination only if public stockholders owning less than an aggregate of 20 percent of shares sold in this offering and in the private placement exercise their conversion rights. It is not clear how shares purchased in the private placement are eligible for conversion since they would be owned by your initial shareholders. Please advise.

5. We note that upon conversion, stockholders will receive a pro rata
share of the trust account.  You have disclosed that amount as
$5.82
at a minimum. The disclosed amount does not appear to be accurate considering a portion of the trust includes the private placement units and deferred underwriters` compensation. Based on the disclosed pro rata amount, shareholders who remain appear to be worse off than those who convert. Please revise your disclosure to reflect the economic impact of excluding the private placement shares in determining the pro rata disclosure.

Risk Factors, page 8

6. Please revise the last risk factor on page 12 that continues onto page 13 to also disclose the that the initial shareholders only paid
$0.0125 per share for their 2,500,000 shares.

Use of Proceeds, page 18

7. The disclosure in footnote four is not clear because a substantial portion of the proceeds held in trust are from the private placement and deferred underwriters` compensation and the disclosed percentages only apply upon liquidation. Please revise to clarify.

8. Please revise to clarify if the underwriters are entitled to the interest earned on their portion of the trust proceeds upon release of the funds from trusts.

9. Please revise to further discuss your expectations regarding the interest that will be earned by the proceeds held in trust since that will affect the funding of your search for a target company.

10. It is not clear why there are two line items allocated to due diligence, since due diligence and expenses attendant to due diligence appear to overlap. Please revise to clarify. Also, clarify which line item accounts for reimbursements to your officers and directors.

Dilution, page 21

11. Please revise to deduct deferred offering costs from the net tangible book value at December 31, 2005. The amount of increase attributable to new investors should also be revised. Pro forma net tangible book value after the offering and the amount of dilution to new investors would not be affected.

Management`s Discussion and Analysis, page 24

12. We note that you "do not believe [you] will need to raise additional funds following this offering in order to meet the
expenditures required for operating [your] business."   Please
advise
if the noted disclosure on page 25 refers to your operations as a shell or an actual operating company resulting from any business combination.

Proposed Business, page 26

13. We note that you will focus on "cash flow positive companies." Please revise to discuss the circumstances in which you would deviate from your focus and acquire a company that is not considered "cash flow positive."

14. Under the caption "sources of target business," please revise to discuss the possibility that you could be used to merge with a company that is related with one or more of the initial shareholders, if such possibility exist.

Note 1 - Summary of Significant Accounting Policies, page F-7

15. Please revise to disclose your fiscal year-end.

Note 7 - Proposed Initial Public Offering, page F-8

16. Please explain your basis for using an expected life of four years in valuing the underwriter`s purchase option. It appears you are excluding the one year vesting period. Please note analogous guidance on the expected term of employee share options and similar instruments included in paragraph A28(a) of SFAS 123R. This guidance, carried over from paragraph 280(a) of SFAS 123 states an option`s expected term must at least include the vesting period. In general, we believe this concept applies to options issued to third parties and, in this case, it appears the option issued to the underwriter should be valued considering an expected life equal to the full contractual term, five years.

Signatures

17. Please review instruction one to the signatures and revise accordingly.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Babette Cooper (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director

Cc:  	Fred Stovall
	Fax #  (214) 758-1550

Jeffrey Davidson, Chief Executive Officer
JK Acquisitions Corp.
March 30, 2006
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